UNITED STATES SECURITIES	OMB APPROVAL
AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response ..........2.50

FORM 12b-25	SEC FILE NUMBER 0-24216

NOTIFICATION OF LATE FILING	CUSIP NUMBER 45245E109

(Check One):
☐ Form 10-K     ☐ Form 20-F     ☐ Form 11-K     ☑ Form 10-Q     ☐ Form N-SAR     ☐ Form N-CSR
For Period Ended:           June 30, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:
Read attached instruction sheet before preparing form. Please print or type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:

PART I
REGISTRANT INFORMATION
IMAX CORPORATION

Full Name of Registrant

Former Name if Applicable

2525 SPEAKMAN DRIVE

Address of Principal Executive Office (Street and Number)

MISSISSAUGA, ONTARIO L5K 1B1

City, State and Zip Code

PART II
RULE 12b-25 (b) AND (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)
The subject annual report, semi annual report, transition report on Form 10 K, Form 20 F, Form 11 K, Form N SAR or Form N CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10 Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b 25(c) has been attached if applicable.

PART III
NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)
As previously disclosed by IMAX Corporation (the “Company”) the filing of its annual report on Form 10-K for fiscal 2006 and its quarterly report on Form 10-Q for the quarter ended March 31, 2007 were delayed. The reports were filed on July 20, 2007. The late filings resulted in a reduced preparation time for the Form 10-Q for the quarter ended June 30, 2007, and in light of these matters, the Company required additional time to prepare its financial statements. The Form 10-Q for the quarter ended June 30, 2007 was submitted to and accepted by the Securities Exchange Commission at 8:27 p.m. on August 9, 2007.

PART IV
OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Robert D. Lister	(212) 821-0142
(Name)	(Area Code) (Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☑ Yes            ☐ No
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☑ Yes          ☐ No
     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
     As discussed in Part III, the filing of its annual report on Form 10-K for fiscal 2006 and its quarterly report on Form 10-Q for the quarter ended March 31, 2007 were delayed. The reports were filed on July 20, 2007. The late filings resulted in a reduced preparation time for the Form 10-Q for the quarter ended June 30, 2007, and in light of these matters, the Company required additional time to prepare its financial statements. The Form 10-Q for the quarter ended June 30, 2007 was submitted to and accepted by the Securities Exchange Commission at 8:27 p.m. on August 9, 2007.
IMAX CORPORATION
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 9, 2007	By:	/s/ “Robert D. Lister”
		Name:	Robert D. Lister
		Title:	General Counsel

	By:	/s/ “G. Mary Ruby”
		Name:	G. Mary Ruby
		Title:	Corporate Secretary

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